Via Facsimile and U.S. Mail
Mail Stop 4720

January 27, 2010

Christa Davies
Chief Financial Officer
Aon Corporation
200 East Randolph Street
Chicago, IL 60601

   Re: **Aon Corporation**
      Form 10-K for the Year Ended December 31, 2008
      Filed on March 2, 2009
      Definitive Proxy Filed April 3, 2009
      File No. 001-07933

Dear Ms. Davies:

   We have completed our review of your filings and have no further comments at this time.

          Sincerely,

          Jeffrey P. Riedler
          Assistant Director